Exhibit 99.2

RiT Develops New Hardware for Intelligent Infrastructure Management (IIM)

Tel Aviv, Israel – September 13, 2012 – RiT Technologies (NASDAQ: RITT) today announced that it has reached the final development stage of PV+, its new IIM hardware family. The PV+ product family will support both interconnect and cross-connect network topologies using unique dual-wire bus technology for high speed asynchronous scanning.

RiT plans to release the product for full production during the first quarter of 2013, and to release a Beta version during the fourth quarter of 2012.

RiT’s PV+ has been optimized for cost, performance, and ease of use by reducing network scanning load, enhancing network security, and scanning at a fast turnover rate.

RiT’s PV+ solution supports a true mix of interconnect and cross-connect physical network topologies for both copper and fiber infrastructures. The system design has been optimized to require minimum installation space. The advanced performance design enables scanning the entire network topology with zero network loads, eliminating the need to scan the network switches' higher layers of the ISO7 model.

The PV+ IIM solution enhances organization security and management capabilities for layer "0" using a unique, patent-pending identification element that enables identification of every device on the network, providing a means for physical localization of each device.

RiT's PV+ uses passive managed panels that are agnostic to bandwidth or to network data. The PV+ system can manage any type of connection on either copper or fiber infrastructure, with special emphasis given to LC-LC, LC-MPO, and MPO-MPO management.

To enable attainment of maximum functional capabilities, RiT's PV+ is fully supported by the CenterMind intelligent infrastructure management software.

Commenting on the news, Dr. Ben-Eshay, RiT’s CTO, and Dr. Vadim Leiderman, RiT’s CEO, said, “With PV+, RiT is providing an innovative, out-of-the-box solution for physical network management of the data center – a critical solution needed in the emerging interconnect market as well as ithe traditional cross-connect market. As the industry’s most experienced IIM Company with complex deployments in thousands of data centers throughout the world, we are uniquely qualified to introduce an infrastructure management system that brings a new level of innovation, control, efficiency, agility, and security to the mission-critical data centers. We are very excited about this new product and look forward to rolling out our advanced offerings in the coming months.”

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX by increasing efficiency and improving automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement
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COMPANY CONTACT:
Dr. Ben-Eshay (CTO)
+972-77-270-7240
erez.beneshay@rittech.com